Bank of America Corporation and Subsidiaries					Exhibit 12
Ratio of Earnings to Fixed Charges
Ratio of Earnings to Fixed Charges and Preferred Dividends
		Year Ended December 31
(Dollars in millions)	Six Months Ended June 30, 2014	2013	2012	2011	2010	2009
Excluding Interest on Deposits
Income (loss) before income taxes	$2,114	$16,172	$3,072	$(230)	$(1,323)	$4,360
Equity in undistributed earnings (loss) of unconsolidated subsidiaries	(232)	(66)	212	596	1,210	(1,833)
Fixed charges:
Interest expense	5,205	11,359	14,754	18,618	19,977	23,000
1/3 of net rent expense (1)	256	1,091	1,092	1,072	1,099	1,110
Total fixed charges	5,461	12,450	15,846	19,690	21,076	24,110
Preferred dividend requirements (2)	518	1,767	1,080	n/m	802	5,921
Fixed charges and preferred dividends	5,979	14,217	16,926	19,690	21,878	30,031
Earnings	$7,343	$28,556	$19,130	$20,056	$20,963	$26,637
Ratio of earnings to fixed charges (3)	1.34	2.29	1.21	1.02	0.99	1.10
Ratio of earnings to fixed charges and preferred dividends (3, 4)	1.23	2.01	1.13	1.02	0.96	0.89

		Year Ended December 31
(Dollars in millions)	Six Months Ended June 30, 2014	2013	2012	2011	2010	2009
Including Interest on Deposits
Income (loss) before income taxes	$2,114	$16,172	$3,072	$(230)	$(1,323)	$4,360
Equity in undistributed earnings (loss) of unconsolidated subsidiaries	(232)	(66)	212	596	1,210	(1,833)
Fixed charges:
Interest expense	5,778	12,755	16,744	21,620	23,974	30,807
1/3 of net rent expense (1)	256	1,091	1,092	1,072	1,099	1,110
Total fixed charges	6,034	13,846	17,836	22,692	25,073	31,917
Preferred dividend requirements (2)	518	1,767	1,080	n/m	802	5,921
Fixed charges and preferred dividends	6,552	15,613	18,916	22,692	25,875	37,838
Earnings	$7,916	$29,952	$21,120	$23,058	$24,960	$34,444
Ratio of earnings to fixed charges (3)	1.31	2.16	1.18	1.02	1.00	1.08
Ratio of earnings to fixed charges and preferred dividends (3, 4)	1.21	1.92	1.12	1.02	0.96	0.91

(1)	Represents an appropriate interest factor.

(2)	The earnings for 2011 reflect the impact of $8.8 billion of mortgage banking losses and $3.2 billion of goodwill impairment charges, which resulted in a negative preferred dividend requirement.

(3)
The earnings for 2010 were inadequate to cover fixed charges, and fixed charges and preferred dividends. The earnings deficiency is a result of $12.4 billion of goodwill impairment charges during 2010. The coverage deficiency for fixed charges was $113 million and the coverage deficiency for fixed charges and preferred dividends was $915 million for 2010.

(4)
The earnings for 2009 were inadequate to cover fixed charges and preferred dividends. The earnings deficiency is a result of accelerated accretion of $4.0 billion recorded as a result of the repurchase of TARP Preferred Stock. The coverage deficiency for fixed charges and preferred dividends was $3.4 billion.

n/m = not meaningful